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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F    X    Form 40-F
                                   --------          -------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                          Yes               No       X
                               --------          -------

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                          Yes               No       X
                               --------          -------

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                          Yes               No       X
                                --------          -------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                    ENDESA: Payment of the Interim Dividend

    NEW YORK--(BUSINESS WIRE)--Dec. 14, 2006--At its meeting of October 24, 2006, ENDESA's Board of Directors agreed to pay an interim gross dividend of 0.5 euros per share from January 2, 2007, to be charged against 2006 earnings, in accordance with the provisions of
Article 216 of Spanish Companies Law. As a result, ENDESA (NYSE:ELE) shares will trade ex-dividend from 2 January 2007.

    The net payment, after the corresponding tax withholding, will be made via Santander Investment, S.A. - entity code 0036 - in accordance with prevailing provisions for participating entities, using
Iberclear's system available to the custodian entities upon presentation of credential for the shares under their custody.

    The agreement of the Board of Directors to pay an interim dividend was notified to the Spanish stock market regulator, the CNMV, on October 25, 2006.

    Madrid, December 14th, 2006.

    Endesa's CFO,

    Mr. Jose Luis Palomo Alvarez

    * This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: ENDESA
             North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  ENDESA, S.A.

Dated: December 14, 2006          By: /s/ Alvaro Perez de Lema
                                       -------------------------
                                  Name:  Alvaro Perez de Lema
                                  Title: Manager of North America Investor
                                         Relations